Exhibit 99.1

Trina Solar Announced Withdrawal from EU Price Undertaking and to Supply EU Markets through its Overseas Manufacturing Facilities

CHANGZHOU, China, Dec. 11, 2015 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced its withdrawal from the European Union (“EU”) Price Undertaking (“UT”) and will continue to service EU customers through its overseas manufacturing facilities.

On December 5, 2013, the European Council imposed anti-dumping (“AD”) and anti-subsidy (“AS”) duties on solar cells and solar panels imported from China. Subsequently, the European Commission accepted a UT whereby Chinese companies would sell solar cells and solar panels in the EU at a price above a fixed Minimum Import Price (“MIP”). Chinese manufacturers that did not accept the terms of the agreement faced high AD and AS duties, which for Trina Solar were 47.7% and 3.5%, respectively, to be applied for a period of two years beginning on December 6, 2013. At the time, Trina Solar chose to join the UT as a participating company and has duly complied with its terms and conditions.  However, the current interpretations of the UT agreement by EU Commission unfairly limit the Company’s growth potential in the European region, and are disruptive to the Company’s ongoing global expansion strategy. Furthermore, the EU Commission announced recently to initiate review investigation during which the AD&AS and the UT measures will remain in force. Trina Solar believes this is contrary to the principles of free and fair trade and it is in its best interest to exit the UT.

Mr. Jifan Gao, Chairman and Chief Executive Officer of Trina Solar, commented: “We believe the current iteration of the UT agreement misinterprets the rules and scope of the original UT, and adversely affects the execution of our global expansion strategy. In particular, the prohibition of manufacturing modules in overseas facilities, regardless of whether the modules will be sold to the EU or to non-EU markets is an obvious misapplication to the UT agreement. Furthermore, we believe the current MIP does not reflect the ongoing market trends in the solar sector, particularly as average selling prices in major markets continue to decline at a faster than expected rate, with downward pressure anticipated to continue for the foreseeable future. Consequently, the Chinese companies that are party to the UT have lost their competitiveness to their non-Chinese peers in selling to EU markets. With our recognized brand name, advanced technology and established customer base, we believe our withdrawal from the UT will allow us to better develop our business in the region through our tariff-free overseas facilities and to regain market share under a more flexible pricing strategy. However, I would like to emphasize our continued commitment to fair market competition and a balanced trading environment that would help to achieve our mission of benefitting mankind with clean energy.”

About Trina Solar Limited

Trina Solar Limited (NYSE:TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The Company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina Solar Limited	Christensen IR
Teresa Tan, CFO (Changzhou)	Linda Bergkamp
Phone: +1 480 614 3014 (US)
Email: teresa.tan@trinasolar.com	Email: lbergkamp@ChristensenIR.com

Yvonne Young
Investor Relations Director
Email: ir@trinasolar.com